SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013 (Report No. 2)

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): NA

The GAAP financial statements in this Form 6-K of the registrant are incorporated by reference into the registration statements on Form F-3  (numbers 333-111770, 333-115953, 333-121316, 333-127615, 333-130324,  333-135742, 333-142320, 333-153667 and 333-171507) and the registration statements on Form S-8 (numbers 333-101491, 333-116429, 333-128106, 333-140786, 333-149034, 333-149575, 333-173075 and 333-179306) of the registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Oded Bashan
Oded Bashan
Chairman

Date: March 19, 2013

Press Release

OTI Reports 2012 Year-End and Fourth Quarter Financial Results

Rosh Pina, Israel – March 19, 2013 – On Track Innovations Ltd. (“OTI”) (NASDAQ GM: OTIV) today reported 2012 full year revenue of $40 million, and cash, cash equivalents and short-term investments of $18 million as of December 31, 2012.

Since the shareholders extraordinary general meeting held on December 30, 2012, in which eight new directors were elected, OTI’s Board of Directors has been evaluating the Company’s positioning in its respective markets in order to identify a new strategy that will generate growth and build shareholder value.  The focus of these efforts is to identify a new strategic direction for the Company that will better capitalize on its existing IP and the operating segments of its business.

Jeffery E. Eberwein, an OTI director, stated: “The new board of directors has been working diligently to identify and assess all possible solutions to maximize value for OTI’s shareholders. We believe the Company’s main strength lies in its technological achievements, which has led to the Company establishing an extensive patent and IP portfolio.  We would like to build on these strengths by capitalizing on past R&D investments and expanding the global reach with more business development and sales efforts.”

2012 Financial Highlights

•	Revenues for 2012 were $40M, a decrease of 22% from $51.3M in 2011. Revenues for the fourth quarter were $10.3M, a decrease of 36% from $16.0M for the same period last year.

•	Gross profit was 50%, compared to 51% last year. Gross profit for the fourth quarter was 47%, down from 57% for the same period last year.

•	Operating expenses increased by 12% to $36.6M, from $32.7M last year. Operating expenses for the fourth quarter increased by 48% to $12.7M, from $8.5M for the same period last year.

•
Net loss attributable to shareholders was $17.4M, up from $7.0M last year. Net loss attributable to shareholders for the fourth quarter was $8.0M, compared to net profit of $465,000 for the same period last year.

•	Adjusted EBITDA loss was $14M compared to $2.3M last year. Adjusted EBITDA loss for the fourth quarter was $7.2M, compared to adjusted EBITDA profit of $1.6M for the same period last year.

•	Cash, cash equivalents and short-term investments were $18 million as of December 31, 2012

These Financial Statements include amounts relating to potential termination benefits for former management. The Company is reviewing the termination provisions of former management’s employment agreements and assessing the amount of the provisions necessary.

Adoption of US GAAP
Due to the recent changes in the composition of the Company’s Board of Directors, including the election of eight new directors on December 30, 2012, the Company will no longer qualify as a ‘Foreign Private Issuer’ as of June 30, 2013 and will be required to report as a domestic issuer starting on January 1, 2014.  As reported on May 31, 2012, effective as of January 1, 2012, the Company adopted International Financial Reporting Standards (“IFRS”) as published by the International Accounting Standards Board.  As a domestic issuer, the Company will no longer be entitled to prepare its financial results in accordance with IFRS. Therefore, the Company has decided to adopt US GAAP immediately and accordingly to prepare its financial statements for the fiscal year ended December 31, 2012 in accordance with US GAAP.

Given that the Company’s financial statements for the fiscal year ended December 31, 2011 were prepared in accordance with US GAAP and not IFRS. The Company will not be required to accompany its financial results for 2012 with a reconciliation or explanation of the transition to US GAAP.

It should be noted that the financial results for the fourth quarter of 2012 were prepared in accordance with US GAAP, while the financial results of the first, second and third quarter of 2012 that were previously published were prepared in accordance with IFRS. Therefore, comparing the quarterly results of 2012 should take the foregoing factors into account.

Use of Non-GAAP Financial Information
This press release contains certain non-GAAP measures, namely, Adjusted Earnings before Interest, Income Tax, Depreciation and Amortization ("Adjusted EBITDA”).

Adjusted EBITDA represents earnings before interest1, income tax, depreciation and amortization, and further eliminates the effect of share-based compensation expense.

OTI believes that Adjusted EBITDA should be considered in evaluating the Company's operations since it provides a clearer indication of OTI’s operating results.

This measure should be considered in addition to results prepared in accordance with US GAAP, but should not be considered a substitute for the US GAAP results. The non-GAAP measures included in this press release have been reconciled to the US-GAAP results in the tables below.

About On Track Innovations Ltd. (www.otiglobal.com)
On Track Innovations Ltd. ("OTI") designs, develops and markets secure identification, payment and transaction processing technologies and solutions for use in secure ID, payment and loyalty applications based on its extensive patent and IP portfolio. OTI combines state-of-the-art, contactless microprocessor-based technologies and enabling hardware with proprietary software applications to deliver high performance, end-to-end solutions that are secure, robust and scalable. OTI solutions have been deployed around the world to address homeland security, national ID, medical ID, Near Field communications (“NFC”), contactless payment and loyalty applications, petroleum payment, parking and mass transit ticketing. OTI markets and supports its solutions through a global network of regional offices and alliances.

OTI Contact:
Galit Mendelson
VP, Corporate Relations
732 429 1900 ext. 111
galit@otiglobal.com

1 “Financial expenses”

Safe Harbor for Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements.  Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release.  Forward-looking statements include statements regarding the Company’s forecast as to revenues in future periods, the results of identifying and implementing a new strategy and OTI’s ability to capitalize on its strengths.  Forward-looking statements could be impacted by the effects of the protracted evaluation and validation periods in the U.S. and other markets for contactless payment cards, market acceptance of new and existing products and our ability to execute production on orders, as well as other risks and uncertainties, including those discussed in the “Risk Factors” section and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2011, and in subsequent filings with the Securities and Exchange Commission.   Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be achieved.  Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

The content of websites or website links mentioned or provided herein is not part of this press release.

# # #
(TABLES TO FOLLOW)

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	December 31
	2011	2012
	Audited	Unaudited
Assets

Current assets
Cash and cash equivalents	$12,517	$9,304
Short-term investments	15,952	8,712
Trade receivables (net of allowance for doubtful
accounts of $233 and $431 as of December 31, 2011
and December 31, 2012, respectively)	11,328	7,516
Other receivables and prepaid expenses	1,947	5,349
Short term restricted deposit for employees benefit	-	2,922
Inventories	8,196	7,049

Total current assets	49,940	40,852

Long term restricted deposit for employees benefit	-	1,099

Severance pay deposits	1,473	836

Property, plant and equipment, net	13,227	13,074

Intangible assets, net	609	656

Goodwill	485	485

Total Assets	$65,734	$57,002

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	December 31
	2011	2012
	Audited	Unaudited
Liabilities and Equity

Current Liabilities
Short-term bank credit and current maturities
of long-term bank loans	$6,793	$7,368
Trade payables	8,441	10,696
Accrued severance pay	-	3,539
Other current liabilities	5,315	10,971
Total current liabilities	20,549	32,574

Long-Term Liabilities
Long-term loans, net of current maturities	4,026	2,224
Accrued severance pay	4,502	2,032
Deferred tax liability	65	53
Total long-term liabilities	8,593	4,309

Total Liabilities	29,142	36,883

Liabilities related to discontinued operation	150	-

Commitments and Contingencies

Equity
Shareholders' Equity
Ordinary shares of NIS 0.1 par value: Authorized –
50,000,000 shares as of December 31, 2011 and
December 31, 2012; issued: 32,313,761 and 32,938,011
shares as of December 31, 2011 and December 31, 2012,
respectively; outstanding: 31,135,062 and 31,759,312 shares
as of December 31, 2011 and December 31, 2012, respectively	808	820
Additional paid-in capital	209,741	210,853
Treasury shares at cost - 1,178,699 shares as of December 31,
2011 and December 31, 2012.	(2,000)	(2,000)
Accumulated other comprehensive income (loss)	(83)	36
Accumulated deficit	(171,737)	(189,131)
Shareholder’s equity	36,729	20,578
Non-controlling interest	(287)	(459)

Total Equity	36,442	20,119

Total Liabilities and Equity	$65,734	$57,002

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	Year ended December 31		Three months ended December 31
	2011	2012	2011	2012
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Sales	$39,200	$34,920	$7,959	$8,918
Licensing and transaction fees	12,055	5,044	8,083	1,371
Total revenues	51,255	39,964	16,042	10,289

Cost of revenues
Cost of sales	24,225	20,041	6,158	5,459
Cost of licensing and transaction fees	714	-	714	-
Total cost of revenues	24,939	20,041	6,872	5,459

Gross profit	26,316	19,923	9,170	4,830
Operating expenses
Research and development	9,163	8,649	2,458	2,045
Selling and marketing	13,705	16,468	3,595	6,210
General and administrative	9,346	11,283	2,386	4,350
Amortization of intangible assets	507	211	97	52

Total operating expenses	32,721	36,611	8,536	12,657

Operating profit (loss)	(6,405)	(16,688)	634	(7,827)
Financial expense, net	(419)	(707)	(150)	(199)

Profit (loss) before taxes on income	(6,824)	(17,395)	484	(8,026)
Taxes on income	(269)	(167)	(127)	(98)

Net profit (loss)	(7,093)	(17,562)	357	(8,124)

Net loss attributable to noncontrolling interest	168	168	108	110
Net profit (loss) attributable to shareholders	$(6,925)	$(17,394)	$465	$(8,014)

Basic and diluted net profit (loss) attributable to
shareholders per ordinary share	$(0.22)	$(0.54)	$0.01	$(0.25)

Weighted average number of ordinary shares used in computing basic net profit (loss) per ordinary share	31,524,719	32,168,373	32,051,476	32,313,428
Weighted average number of ordinary shares used in computing diluted net profit (loss) per ordinary share	31,524,719	32,168,373	33,459,677	32,313,428

ON TRACK INNOVATIONS LTD.
UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENT
The following tables reflect selected On Track Innovations Ltd, non-GAAP results reconciled to GAAP results:
(In thousands, except share and per share data)

	Year ended December 31	Three months ended December 31
	2011	2012	2011	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net Profit (Loss)	$(7,093)	$(17,562)	$357	$(8,124)

Financial expenses, net	419	707	150	199
Depreciation	1,679	1,537	486	488
Taxes on income	269	167	127	98
Amortization expenses	507	211	97	52
TOTAL EBITDA	$(4,219)	$(14,940)	$1,217	$(7,287)

Stock based compensation	$1,933	$951	$345	$106
TOTAL ADJUSTED EBITDA	$(2,286)	$(13,989)	$1,562	$(7,181)

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands, except share and per share data)

	Year ended December 31
	2011	2012
	Audited	Unaudited
Cash flows from operating activities
Net loss from continuing operations	$(7,093)	$(17,562)
Adjustments required to reconcile net loss to
net cash used in continuing operating activities:
Stock-based compensation related to options and shares issued
to employees and others	1,933	951
Loss (gain) on sale of property and equipment	24	(295)
Amortization of intangible assets	507	211
Depreciation	1,679	1,537

Changes in operation assets and liabilities:
Accrued severance pay, net	657	1,132
Accrued interest and linkage differences	(370)	(258)
Decrease in deferred tax liability	(19)	(12)
Linkage differences on receivable from sale of operation	(68)	-
Decrease (increase) in trade receivables	(6,392)	3,524
Increase in allowance for doubtful accounts	28	319
Decrease (increase) in other receivables and prepaid expenses	(452)	(2,692)
Decrease (increase) in inventories	219	1,224
Increase (decrease) in trade payables	2,159	1,782
Increase (decrease) in other current liabilities	(3,693)	5,640
Net cash used in continuing operating activities	(10,881)	(4,499)

Cash flows from investing activities

Acquisition of business operation	(400)	(100)
Purchase of property and equipment	(1,191)	(1,043)
Purchase of short term investments	(14,697)	(10,403)
Investment in restricted deposit for employees benefit	-	(3,891)
Proceeds from maturity or sale of short term investments	7,420	17,712
Proceeds from sale of fixed assets	93	299
Net cash provided by (used in) continuing investing activities	(8,775)	2,574

Cash flows from financing activities
Increase (decrease) in short-term bank credit, net	(1,510)	1,700
Proceeds from long-term bank loans	2,814	390
Repayment of long-term bank loans	(2,146)	(3,496)
Proceeds from issuance of shares, net of issuance expenses	16,619	-
Payments to acquire treasury shares	(864)	-
Proceeds from receipt on account of shares and exercise of options and
warrants, net	208	12
Net cash provided by (used in) continuing financing activities	15,121	(1,394)
Cash flows from discontinued operations
Net cash used in discontinued operating activities	(539)	(150)
Net cash provided by discontinued investing activities	2,404	-
Total net cash provided by (used in) discontinued activities	1,865	(150)

Effect of exchange rate changes on cash	(222)	256

Decrease in cash and cash equivalents	(2,892)	(3,213)
Cash and cash equivalents at the beginning of the year	15,409	12,517

Cash and cash equivalents at the end of the year	$12,517	$9,304